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                               November 1, 2023

       Howard Lee
       Chief Executive Officer
       Lucas GC Ltd
       Room 5A01, 4th Floor
       Air China Building, Xiaoyun Road
       Sanyuanqiao, Chaoyang District
       Beijing 100027, China

                                                        Re: Lucas GC Ltd
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed October 27,
2023
                                                            File No. 333-270107

       Dear Howard Lee:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 4 to Form F-1 filed October 27, 2023

       Consolidated Financial Statements
       Note 2. Summary of significant accounting policies
       (d) Convenience translation, page F-9

   1. We note that your convenience translation is based on the rate as of December 31,
                                                        2022. Please revise to
apply the exchange rate as of the most recent balance sheet date included in the filing,
June 30, 2023, or as of the most recent date practicable, if materially different. Refer to
Rule 3-20 (b)(1) of Regulation S-X and prior comment 29 of our comment letter dated
December 23, 2022.
 Howard Lee
FirstName LastNameHoward Lee
Lucas GC Ltd
Comapany 1,
November  NameLucas
             2023     GC Ltd
November
Page 2    1, 2023 Page 2
FirstName LastName
Unaudited Condensed Consolidated Financial Statements
Note 14. Subsequent events, page F-53

2. Please revise to disclose the specific date through which you evaluated subsequent events.
         Refer to ASC 855-10-50-1(a) and to prior comment 37 of our comment letter dated
         December 23, 2022.
       Please contact Dave Edgar at 202-551-3459 or Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact
Lauren Pierce at 202-551-3887 or Matthew Crispino at 202-551-3456 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Yang Ge